SKY HARBOUR GROUP CORPORATION

136 Tower Road, Suite 205

Westchester County Airport

White Plains, NY 10604

February 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Sky Harbour Group Corporation Registration Statement on Form S-3 File No. 333-284529

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sky Harbour Group Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-3 (File No. 333-284529) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on February 7, 2025, or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling John Hensley at (202) 778-1654.

Very truly yours,

Sky Harbour Group Corporation

/s/ Francisco X. Gonzalez
Name: Francisco X. Gonzalez
Title: Chief Financial Officer

cc: Tal Keinan, Chief Executive Officer

Michael W. Schmitt, Chief Accounting Officer

Willard Whitesell, Chief Operating Officer

Gerald Adler, Interim General Counsel and Corporate Secretary

Sky Harbour Group Corporation

R. John Hensley

Morrison & Foerster LLP